

July 3, 2012

Via E-mail
Mr. Andrew M. Alexander
Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

      Re: **Weingarten Realty Investors**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 29, 2012
               File No. 1-09876

Dear Mr. Alexander:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Sonia Barros

                                        Sonia Barros
                                        Special Counsel